Tenet Fintech Addresses Recent Trading Volatility

Toronto, Ontario--(Newsfile Corp. - November 30, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today confirmed that the Company is not aware of any undisclosed material event or events affecting its business operations that might be responsible for the recent trading volatility in its common shares.

On November 24, 2021, Tenet received comments from the United States Securities and Exchange Commission (the "SEC") related to the registration statement (Form 40-F) filed by the Company on October 27, 2021 and is working to address those comments as quickly as possible with the objective of having the SEC declare the registration statement effective if and when satisfied with Tenet's response to the submitted comments. As this process is following its regular course, the Company believed that receiving comments from the SEC did not constitute a material event that would warrant public disclosure. However, believing that the uncertainty surrounding the status of the SEC's review process of the Company's registration statement to be fueling the recent market volatility of its common shares, Tenet decided to make today's announcement.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/105844